UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

 ASUR Announces Total Passenger Traffic for
August 2011 Up 4.2% Year over Year

Mexico City, September 6, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for August 2011 increased by 4.2% when compared to  2010.

This announcement reflects comparisons between August 1 through August 31, 2011 and 2010. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2010	August 2011	% Change
Cancún	362,780	382,429	5.4
Cozumel	2,950	7,211	144.4
Huatulco	30,291	38,770	28.0
Mérida	91,636	96,912	5.8
Minatitlán	8,079	7,924	(1.9)
Oaxaca	34,606	32,459	(6.2)
Tapachula	18,267	12,417	(32.0)
Veracruz	68,668	69,171	0.7
Villahermosa	54,524	71,093	30.4
Total Domestic	671,801	718,386	6.9

International
Airport	August 2010	August 2011	% Change
Cancún	706,869	725,842	2.7
Cozumel	27,270	21,346	(21.7)
Huatulco	1,509	1,199	(20.5)
Mérida	10,594	8,474	(20.0)
Minatitlán	327	474	45.0
Oaxaca	6,103	5,505	(9.8)
Tapachula	466	597	28.1
Veracruz	6,975	10,528	50.9
Villahermosa	4,942	4,924	(0.4)
Total International	765,055	778,889	1.8

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Total
Airport	August 2010	August 2011	% Change
Cancún	1,069,649	1,108,271	3.6
Cozumel	30,220	28,557	(5.5)
Huatulco	31,800	39,969	25.7
Mérida	102,230	105,386	3.1
Minatitlán	8,406	8,398	(0.1)
Oaxaca	40,709	37,964	(6.7)
Tapachula	18,733	13,014	(30.5)
Veracruz	75,643	79,699	5.4
Villahermosa	59,466	76,017	27.8
ASUR Total	1,436,856	1,497,275	4.2

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 6, 2011